EXHIBIT 99.1

Galapagos appoints Dr. Susanne Schaffert as non-executive independent Director to its Board

Mechelen, Belgium; 12 June 2023, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that during its meeting of 12 June 2023, the Board of Directors co-opted Dr. Susanne Schaffert as non-executive independent Director. Dr. Schaffert replaces Dr. Rajesh Parekh who stepped down on 10 June 2023.

After an extraordinary 27-year career at Novartis in various global roles, including commercialization, market access, investor relations, business development & licensing, acquisitions and company integration, Dr. Schaffert retired in 2022 as President of Novartis Oncology and Member of the Novartis Executive Committee. In that role, Dr. Schaffert ran a global $15 billion business across 80 countries, accelerating the internal product pipeline with six new clinical programs, multiple global launches, and making the first CAR-T therapy, Kymriah®, commercially available in 36 countries, including the US, Europe, and Japan.

Dr. Schaffert is also a member of the Board of Directors of Incyte Corporation (NASDAQ: INCY) and Novo Holdings A/S, and a member of the Novo Advisory Group (NAG) and the Executive Education Board of St. Gallen Business School.

“On behalf of the Galapagos’ Board of Directors, I am very pleased to welcome Susanne to our Board,” said Dr. Paul Stoffels1, CEO and Chairman of Galapagos. “Susanne brings a wealth of R&D, regulatory and commercial expertise in oncology, and more specifically in CAR-T therapy. Her operational experience, global network and understanding of the competitive landscape in oncology will offer important perspectives and strategic input to our Board as we continue our work to deliver transformational medicines to patients.”

“I am very honored to join the Board of Directors of Galapagos,” commented Dr. Susanne Schaffert. “I look forward to contributing to the company’s mission to pioneer for patients and accelerate science and innovation to address important unmet needs.”

“The Board and I also want to sincerely thank Dr. Rajesh Parekh for his invaluable contributions and commitment as former Chairman and member of the Board of Directors during his 19-year tenure. As a co-founder and member of the Board of Directors of Galapagos in the early days, I had the opportunity to work with Raj, and I have always greatly appreciated his leadership and insights in building out the company throughout the years,” concluded Dr. Paul Stoffels, CEO and Chairman of Galapagos.

About Galapagos
Galapagos is a fully integrated biotechnology company united around a single purpose: to transform patient outcomes through life-changing science and innovation for more years of life and quality of life. We focus on the key therapeutic areas of immunology and oncology, where we have developed a deep scientific expertise in multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs and our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contacts

Media relations contact Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor relations contact Sofie Van Gijsel +1 781 296 1143 Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but not always, made through the use of words or phrases such as “will,” “continue,” “forward,” and any similar expressions. These statements include, but are not limited to, statements regarding the appointment of a new director. Any forward-looking statements in this press release are based on our management’s current expectations and beliefs, and are not guarantees of future performance. Forward-looking statements may involve unknown and known risks, uncertainties and other factors which might cause our actual results, performance, or achievements to be materially different from any historic or future results, performance, or achievements expressed or implied by such statements. These risks, uncertainties and other factors include, without limitation, the risk that we may not be able to realize the expected benefits from the appointment of the new director. A further list and description of these risks, uncertainties and other factors can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC, as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if our results, performance, or achievements are consistent with such forward-looking statements, they may not be predictive of results, performance, or achievements in future periods. These forward-looking statements speak only as of the date of publication of this press release. We expressly disclaim any obligation to update any forward-looking statements in this press release, unless required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’